Exhibit (c)

July 25, 2020

Board of Directors
Bioceres Crop Solutions Corp.
Ocampo 210 bis, Predio CCT, Rosario
Province of Santa Fe, Argentina

Members of the Board of Directors:

We understand that Bioceres Crop Solutions Corp. (“Bioceres” or “the Company”) intends to commence a tender offer (the “Offer”) to repurchase all outstanding warrants to purchase ordinary shares of the Company, pursuant to which each warrant holder may elect to receive either $0.45 in cash compensation or 12/100ths of an ordinary share of the Company (the “Offer Price”). “Warrant” or, collectively, the “Warrants” shall refer to the following series of warrants: (i) each of the 5,200,000 privately placed warrants of the Company, with an exercise price of $11.50 per share and callable by the Company at a share price of $18.00 per share (Group 1 Warrants); (ii) each of the 11,500,000 publicly traded warrants of the Company issued in connection with the initial public offering of Union Acquisition Corporation, a predecessor to the Company (“UAC”), with an exercise price of $11.50 per share and callable by the Company at a share price of $18.00 per share (Group 2 Warrants); and (iii) each of the 7,500,000 warrants of the Company issued to Bioceres LLC upon its business combination with UAC, of which 2,500,000 have an exercise price of $15.00 (Group 3A Warrants), 2,500,000 have an exercise price of $18.00 (Group 3B Warrants), and 2,500,000 have an exercise price of $11.50, but vest and become exercisable if and when the price of the Company’s ordinary shares trades above $15.00 for any 20 trading days within any 30-day trading day period (Group 3C Warrants). All Warrants expire on March 14, 2024.

The Board of Directors of Bioceres (the “Board”) has requested the opinion of Oberon Securities, LLC (“Oberon”) (the “Opinion”) as investment bankers as to the fairness of the Offer Price, from a financial point of view, to the Warrant holders other than Bioceres LLC. We have not been asked to undertake, nor have we undertaken, a valuation of the Company or the price of its ordinary shares. In addition, we have not been asked to opine, and we are not opining, on the valuation of the Group 3A, 3B and 3C Warrants, all of which are held by Bioceres LLC.

In the course of this Engagement, we have, among other things:

(i)	Examined:

(a)	Certain financial statements of Bioceres that Oberon deemed relevant;

(b)	Certain business, operating and financial information furnished by the senior management of Bioceres;

(c)	Certain information provided by a third-party subscription service;

(d)	Certain financial statistics of Bioceres compared with those of certain other publicly traded companies Oberon deemed relevant (as reported by information sources deemed to be reliable);

(e)	Drafts dated July 21, 2020, of the Schedule TO and Schedule 13E-3 and the Offer to Exchange;

(f)	Certain SEC filings of Bioceres, including Form F-1 filed May 31, 2019; Form 20-F for the period ended June 30, 2019; prospectus dated April 17, 2020; and Forms 6-K dated August 9, October 4, and December 2, 2019, and February 11, May 12, June 5, and June 15, 2020; and

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(g)	Certain SEC filings of UAC, including its Form S-1 dated January 29, 2018 and subsequent amendments; Form 10-K for the period ended April 30, 2018; prospectus dated February 11, 2019; and Forms 8-K dated December 20, 2018, January 15, 2019 and March 14, 2019;

(ii)	Relied, without independent investigation or verification but with the Company’s approval and agreement, upon the accuracy, completeness and fair presentation of all the information examined by or otherwise reviewed or discussed with us for purposes of this Opinion;

(iii)	Assumed with the Company’s consent that all material assets, claims and liabilities (fixed, contingent or otherwise) are as set forth in the financial statements or other information made available to us;

(iv)	Neither made nor obtained an independent valuation or appraisal of the assets, liabilities or solvency of Bioceres, nor the value or ownership of patents and intellectual property;

(v)	Not addressed the Company’s decisions to effect the Offer or relative merits of the Offer compared to any alternative business strategies that might exist for the Company, or any other transaction in which the Company might engage;

(vi)	Relied as to all legal, accounting and tax matters relating to the Company on the advice of the Company’s legal counsel, accountants and tax advisors;

(vii)	Assumed that the Offer will be consummated on the terms described in the tender offer documents that may be filed with the Securities and Exchange Commission, without any amendment of any material terms or conditions;

(viii)	Assumed that the tender offer documents that are filed with the Securities and Exchange Commission will be the same in all material respects as the drafts thereof reviewed by Oberon; and

(ix)	Performed such other analyses and considered such other information and factors as Oberon deemed appropriate.

Our Opinion is based upon our review of the trading history of the Company’s ordinary shares and relevant methods for valuing the Warrants, in particular an application of the Black Scholes option pricing model. Oberon has assumed that the market price for the Company’s ordinary shares reflects their value and has not conducted an independent valuation of the Company’s ordinary shares.

Our Opinion is necessarily based on economic, market and other conditions as they exist and as they can be evaluated as of the date of this Opinion. Subsequent developments may affect, and may in the future affect, our Opinion. We received a fee upon execution of our agreement for this engagement and will receive an additional fee upon delivery of the analysis upon which this Opinion is based. Our fees are not contingent upon the delivery of this Opinion or the successful completion of the Offer. We may seek to provide investment banking and other financial services to the Company in the future and would expect to receive fees for such services.

The Company has agreed to pay for certain expenses that may arise pursuant to the engagement and has agreed to indemnify us from certain liabilities arising out of this engagement.

We have not been requested to express any opinion with respect to, and we do not in any manner express any opinion with respect to, Bioceres’ underlying business decision to proceed with any aspect of the Offer or any related transactions. Our Opinion is limited to the fairness, from a financial point of view, of the Offer Price to be paid by the Company to Warrant holders in the Offer other than Bioceres LLC. We are not expressing any opinion herein as to the prices at which the Warrants or the ordinary shares would be expected to trade before, at or after the Offer.

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In arriving at our Opinion, we have not performed any appraisals or valuations of any specific assets, claims or liabilities (fixed, contingent or otherwise) of Bioceres concerning its solvency or appraised or fair value, and have not been furnished with any such appraisals or valuations. We express no opinion regarding the liquidation value of any entity.

It is understood that our Opinion is solely for the benefit and confidential use of the Board of Directors in considering the Offer and will not be reproduced, summarized, described or referred to or given to any other person or entity for any purpose except to the extent permitted pursuant to the terms of the letter agreement dated as of July 21, 2020 between Oberon and Bioceres (including, for the avoidance of doubt, as an exhibit to the Schedule TO and Schedule 13E-3 that may be filed with the SEC and disseminated to Warrant holders by Bioceres). Our Opinion does not constitute a recommendation as to how any Warrant holder should act with regard to the Offer.

This opinion has been approved by the Oberon fairness committee in accordance with our customary practice.

Subject to the foregoing, on the basis of our review and analyses, the assumptions described or referenced herein and such other factors as we deemed relevant, it is our opinion that as of the date hereof, the Offer Price to be paid by the Company in connection with the Offer is fair, from a financial point of view, to the Warrant holders other than Bioceres LLC.

Very truly yours,

Oberon Securities, LLC

Date: July 25, 2020	By:	/s/ Oberon Securities

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